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RECEIVED MAR 0 1 2002 352

SECURIT 02018232 IISSION

SEC FILE NUMBER
8- 35067

ANNU AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NICHOLAS ADVISORS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NANCY LUBURICH 212-983-8100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI , LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 3 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02 S.S

OATH OR AFFIRMATION

I, NANCY LUBURICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NICHOLAS ADVISORS SECURITIES CORPORATION, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4877363
Qualified in New York County
Commission Expires November 17, 2002

Notary Public

Signature

Financial Op. Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICHOLAS ADVISORS SECURITIES CORPORATION

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

NICHOLAS ADVISORS SECURITIES CORPORATION

INDEX

KAUFMANN,
GALLUCCI LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Nicholas Advisors Securities Corporation:

We have audited the accompanying statement of financial condition of Nicholas Advisors Securities Corporation (the "Company") as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Nicholas Advisors Securities Corporation as of December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

New York, New York
January 30, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

NICHOLAS ADVISORS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets:		
Cash	$	70,144
Securities owned, not readily marketable at estimated fair value		20,063
Receivable from clearing organization		4,675
Prepaid income tax		1,598
Office equipment, net of accumulated depreciation of $941		7,122
TOTAL ASSETS	$	103,602

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,503
TOTAL LIABILITIES		12,503
Shareholders' equity:		
Common stock, $1.00 par value, 500 shares authorized and issued		500
Additional paid-in capital		128,895
Accumulated deficit		(20,817)
Less: Treasury stock (75 shares) at cost		(17,479)
TOTAL SHAREHOLDERS' EQUITY		91,099
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	103,602

The accompanying notes are an integral
part of this financial statement.

NICHOLAS ADVISORS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Nicholas Advisors Securities Corporation (the "Company") is incorporated under the laws of the State of New York. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The Company operates as an introducing broker and does not hold funds or securities or, or owe any money or securities to, customers and does not carry accounts of, or for, customers. (See also Note 6).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade date basis. Securities owned that are not readily marketable are stated at fair market value as determined by management.

(b) Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(c) The process of preparing financial statements in conformity with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statement. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATION

The receivable from clearing broker represents commissions receivable for customer trades executed by the Company through the clearing broker during December 2001. As stated in Note 2, the Company records securities transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction through December 31, 2001, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the Company.

NOTE 3 - CONTINUED

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company and an affiliate occupy the same office space. The Company under a separate agreement can reimburse its affiliate for its share of expenses relating to the operation of the office unless such reimbursement would impair the minimum net capital requirement, as defined, for the Company. During 2001, the Company did not reimburse its affiliate for its share of expenses, nor is it obligated to do so.

Substantially all of the Company's commission revenue results from transactions conducted with its affiliate.

NOTE 5 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders.

NOTE 6 - REGULATORY REQUIREMENTS

As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., the Company is subject to rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2001, the Company had net capital of $62,316 which exceeded its minimum requirement of $5,000 by $57,316. The Company's net capital ratio at December 31, 2001 was .20 to 1. The Company clears all customer transactions through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.